Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2011	2010	2009	2008	2007
EARNINGS (LOSS):*
EARNINGS (LOSS) BEFORE INCOME TAXES	(113,064)	$(264,368)	$33,925	$337,311	$536,056
INTEREST EXPENSE	70,806	75,508	77,562	59,488	37,257
INTEREST IMPUTED ON RENT	15,303	16,311	22,780	21,217	12,082
AMORTIZATION OF CAPITALIZED INTEREST	2,377	1,838	899	728	655

TOTAL EARNINGS (LOSS)	(24,578)	(170,711)	135,166	418,744	586,050

FIXED CHARGES:*
INTEREST EXPENSE	70,806	75,508	77,562	59,488	37,257
INTEREST CAPITALIZED	794	4,538	12,638	6,877	3,198
INTEREST IMPUTED ON RENT	15,303	16,311	22,780	21,217	12,082

TOTAL FIXED CHARGES	86,903	96,357	112,980	87,582	52,537
RATIO OF EARNINGS TO FIXED CHARGES	**	**	1.20	4.78	11.16

*	Earnings (loss) and fixed charges include a division classified as discontinued operations.

**	Earnings for the year ended August 31, 2011 and 2010 were inadequate to cover fixed charges. The coverage deficiency was $111,481 for 2011 and $267,068 for 2010.